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                                                                      EXHIBIT 50




FOR IMMEDIATE RELEASE

For more information, contact:

Mark Harnett, MacKenzie Partners, Inc., Information Agent, 212-929-5748 Felicia Vonella, Dewe Rogerson Inc., 212-688-6840



                 LUXOTTICA SUCCESSFULLY COMPLETES TENDER OFFER
                      FOR OUTSTANDING SHARES OF U.S. SHOE


(Milan, Italy, May 12, 1995) - Luxottica Group S.p.A. (NYSE:LUX) announced today that the $28 per share tender offer of its indirect wholly owned subsidiary, Luxottica Acquisition Corp., for all outstanding common shares, and associated preference share purchase rights, of The United States Shoe Corporation (NYSE:USR) expired by its terms at 5:00 p.m. New York City time, on May 11, 1995. Luxottica Acquisition Corp. has accepted for payment all shares validly tendered in the offer. Luxottica said that payment for the tendered shares would be promptly made to the tendering shareholders.

According to Chemical Bank, the depositary, 45,715,747 common shares, representing approximately 97.3% of the outstanding common shares of U.S. Shoe, were tendered by shareholders (including shares subject to guaranteed delivery) prior to the offer's expiration.

Luxottica Group S.p.A., based in Italy, is a world leader in the design, manufacture and marketing of high-quality eyeglass frames and sunglasses in the mid- and premium price categories. Luxottica's products, which are designed and manufactured in four facilities located in Italy and include over 1,700 styles available in a wide array of colors and sizes.

The United States Shoe Corporation is a specialty retailer of women's apparel, optical products and footwear, operating approximately 2,400 retail outlets and leased departments with such familiar names as Easy Spirit, Casual Corner, Petite Sophisticate, August Max Woman, and Capezio. The LensCrafters optical retailing business is the world's leading optical retailer with 604 retail stores.


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